CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/256 date 1.10.2004 pages incl. cover

[redacted]

04045376

SUPPL

RECEIVED
2004 OCT -6 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs!

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents (see enclosures) required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

1. Consolidated financial statements as on December 31, 2003, featuring Independent auditor's report;
2. Notice of bond acquisition by the issuer;
3. Notices of acquisition by the issuer of an interest in the charter (contributed) capital (unit fund) of another commercial organization totaling at least 5 per cent, or of a block of ordinary shares of other joint-stock company accounting for at least 5 per cent; and about changes in such interest multiple of 5 per cent (three instances);
4. Information about deadlines for meeting by the issuer of its obligations toward securities owners;
5. Information about accrued and/or paid out income on securities of the issuer.

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

Yours sincerely,

R. Amaryan,
General Director
JSC CenterTelecom

30.09.04

10/6

CENTER TELECOM

NOTICE OF ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information that may materially affect prices of securities of the issuer: ***http://www.centertelecom.ru/index.html?d=64***

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's said interest in which has changed: ***Private Joint-Stock Company Ryazanskaya Sotovaya Svyaz (Ryazan Cellular Communications); 4 Televizionnaya Street, Ryazan, 390011, Russia***

7. The issuer's interest in the charter capital of the organization before the change: ***40 (forty) per cent;***

Percentage of ordinary shares of the organization owned by the issuer before the change: ***40 (forty) per cent;***

8. The issuer's interest in the charter capital of the organization after the change: ***0 (zero) per cent;***

Percentage of ordinary shares of the organization owned by the issuer after the change: ***0 (zero) per cent;***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***September 20, 2004***

A. Lokotkov
Acting General Director,
Joint-Stock Central Telecommunication Company

Date: September 20, 2004

Seal

CENTERTELECOM

Notice of material facts

INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES,

INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS OWNERS OF ITS SECURITIES

Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

INN: ***5000000970***

Unique code of the issuer: ***00194-A***

Code of the material fact: ***0600194A16092004, 0900194A16092004***

Website used for posting notices of material facts: www.centertelecom.ru

Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FSFM Herald, Russian daily Izvestia***

Type, category (class), series and other identifications of the securities: ***interest bearing documentary nonconvertible bearer bonds series 03***
State registration number of the issue: ***4-18-00194-A***
Date of the issue state registration: ***August 1, 2003***
Registration authority which performed the state registration of the securities issue: ***Federal Commission for Securities Market (FCSM)***
The Company's governing body which passed resolution on making payments of the interest amount (coupon) payable on the bonds of the issuer and date of the minutes of the said governing body meeting at which the decision was made: ***pursuant to the Decision on the securities issue approved by the Board of Directors of JSC CenterTelecom on June 18, 2003 (minutes # 11) the coupon interest rate for the second coupon was set equal to the first coupon interest rate at 12.35% p.a.***
The essence of the issuer's obligation: ***to effect payments of the second coupon of series 03 bonds.***
Total amount of interest payable on series 03 bonds: ***RUR123,840,000 (one hundred and twenty three million eight hundred and forty thousand roubles).***
Interest amount payable per each series 03 bond: ***RUR61.92 (sixty one roubles ninety two copecks).***
Mode of effecting payments of income on the issuer's securities: ***cash funds.***
Deadline to meet obligations to pay income on the securities of the issuer: ***September 16, 2004.***
Total amount of interest paid on series 03 bonds: ***RUR123,840,000 (one hundred and twenty three million eight hundred and forty thousand roubles).***
Statement of the obligation fulfillment: ***the obligation to pay second coupon of series 03 bonds is discharged in full.***

A. Lokotkov
Acting General Director
Joint-Stock Central Telecommunication Company

(Seal)

Date: September 16, 2004

CENTER TELECOM

Notice of material facts

INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS OWNERS OF ITS SECURITIES

Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

INN of the issuer: ***5000000970***

Unique code of the issuer: ***00194-A***

Code of the material fact: ***0600194A16092004, 0900194A16092004***

Website used for posting notices of material facts: www.centertelecom.ru

Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FSFM Herald, Russian dailies Daily News.Podmoskovie and Vedomosti***

Type, category (class), series and other identifications of the securities: ***interest bearing documentary nonconvertible bearer bonds series 03 (the "Bonds")***
State registration number of the issue: ***4-18-00194-A***
Date of the issue state registration: ***August 1, 2003***
Registration authority which performed the state registration of the securities issue: ***Federal Commission for Securities Market (FCSM)***
The essence of the issuer's obligation: ***repurchase of interest bearing documentary nonconvertible bearer bonds series 03 issued by JSC CenterTelecom, according to terms and conditions of the irrevocable offer, published on September 3, 2003, totaling 1,284,820 (one million two hundred and eighty four thousand eight hundred and twenty) bonds, to the total value of RUR1,304,092,300 (one billion three hundred and four million ninety two thousand three hundred roubles).***
Deadline to meet obligations to repurchase the securities of the issuer: ***September 16, 2004.***
Statement of the obligation fulfillment: ***the obligation is discharged on time and in full.***

A. Lokotkov
Acting General Director
Joint-Stock Central Telecommunication Company

(Seal)

Date: September 16, 2004

CENTER TELECOM

ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer specifying its organizational and legal form: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information: ***http://www.centertelecom.ru/index.html?d=64***

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's interest in which has changed: ***Radioline Limited Liability Company; 77 Lenin Prospekt, Tula, 300012, Russia***

7. The issuer's interest in the charter capital of the organization before the change: ***13 (thirteen percent);***

8. The issuer's interest in the charter capital of the organization after the change: ***0 (zero) per cent***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***September 9, 2004***

A. Lokotkov
Acting General Director,
Joint-Stock Central Telecommunication Company

Date: September 9, 2004 Seal

CENTER TELECOM

NOTICE OF A PASSED DECISION TO PURCHASE BONDS BY THE ISSUER

Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

The issuer domicile: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

Taxpayer identification number assigned to the issuer by tax authorities: ***5000000970***

Unique code of the issuer assigned by registration authorities: ***00194-A***

Name of the regularly published publication used by the issuer for publishing notices of the decision made by the issuer to purchase bonds: ***the Russian daily Izvestia***

Internet page address where the issuer publishes the notice of a passed decision to purchase: ***http://www.centertelecom.ru/index.html?d=64***

Date of the issuer's Board of Directors meeting at which the decision to purchase bonds of the relevant issue was passed: ***September 7, 2004***

Date of compiling and number of the minutes of the meeting of the issuer's Board of Directors at which the decision to purchase bonds of the relevant issue was passed: ***September 7, 2004; Minutes #7***

Series and type of the bonds: ***interest-bearing documentary non-convertible series 03 bearer bonds to be centrally kept with a custodian (the "Bonds")***

State registration number and date of the state registration of the bond issue: ***4-18-00194-A of August 1, 2003***

Quantity of bonds to be purchased: ***2,000,000 (two million) bonds***

Period within which a bond owner is entitled to file with the issuer's Agent a notice in writing advising the issuer of the intention to sell to the issuer a certain number of bonds subject to terms and conditions set out in the issuer's decision to purchase bonds and published in the notice of the Bonds purchase (put period for the bonds according to the Offer): ***the period of time starting at 10.00 am local Moscow time on September 12, 2005 (or on the first business day after September 12, 2005, in the event that that day is a public holiday or weekend) and lasting until 4.30 pm local Moscow time on September 16, 2005 consisting of business days only.***

Date of purchasing the Bonds of the issue by the issuer:

One of the following dates:

- ***Date of the Event – September 19, 2005***
- ***the first business day after the Date of the Event if the latter falls on a public holiday or weekend***

End date of purchasing the Bonds of the issue by the issuer: ***coincides with the start date of purchasing the Bonds of the issue by the issuer***

Purchase price of the Bonds of the issue or procedure to determine the same: ***defined as the sum of the following two values:***

1. ***101.5% (one hundred and a half per cent) of the Bonds face value, and***
2. ***accrued coupon income on the Bonds calculated at the purchasing date under the Offer according to the procedure set out in the Decision on the bond issue and Prospectus of Securities issue, approved by the Board of Directors of JSC CenterTelecom, Minutes #11 of June 18, 2003***

Procedure of purchasing the Bonds of the issue: ***pursuant to arrangements set out in the Public irrevocable offer of Joint-Stock Central Telecommunication Company, as shown below.***

Due date and form of payment: ***if Bonds are purchased subject to terms and conditions of the Offer the Bonds shall be repaid in cash funds by a bank transfer in the currency of the Russian Federation pursuant to settlement rules of the Securities Section of Private JSC MICEX***

Name of the Agent appointed by the issuer for buying the repurchased Bonds, its location, identification data of licenses of a professional securities market participant:

Full and abbreviated name: ***Joint-Stock Commercial bank Moskovski Delovoy Mir (Moscow Business World) (Public Joint-Stock Company), JSC MDM Bank***

INN: ***7706074960***

Domicile: ***33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia***

Mailing address: ***33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia***

License number:# ***177-02956-100000 to carry out broker activities***

Issued: November 27, 2000
Valid until: *unlimited validity term*
Licensing authorities: ***FCSM of Russia***

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company
Date: September 7, 2004 *Seal*

Public irrevocable offer
of Joint-Stock Central Telecommunication Company

Joint-Stock Central Telecommunication Company (hereinafter the "Issuer"; JSC CenterTelecom) irrevocably undertakes to purchase through Joint-Stock Commercial bank Moskovski Delovoy Mir (Moscow Business World) (Public Joint-Stock Company), domicile address: 33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia, mailing address: 33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia, license to carry out broker activities #177-02956-100000, issued November 27, 2000 by FCSM for an unlimited term (hereinafter the "Bond Purchase Agent") interest bearing documentary nonconvertible series 03 bearer bonds, the bond issue state registration number 4-18-00194-A of August 1, 2003, the bond nominal value is RUR1,000 (one thousand roubles), in the volume of up to 2,000,000 (two million) bonds inclusively (the "Bonds"), from any rightful owner of Bonds pursuant to this offer (the "Offer").

Terms and definitions

Date of the Event – September 19, 2005

Date of Purchase under the Offer: one of the following dates:

- the Date of the Event , if it is a business day;
- the first business day after the Date of the Event if the latter falls on a public holiday or weekend. The put period of the Bonds under the Offer is the period of time starting at 10.00 am local Moscow time **on September 12, 2005 (or on the first business day after September 12, 2005, in the event that that day is a public holiday or weekend)** and lasting until 4.30 pm local Moscow time on **September 16, 2005** consisting of business days only.

1. Offer acceptance

The Offer shall be deemed accepted by an owner of the Bonds if the following two conditions are met:

a) during the Bond Put Period under the Offer the Bond Purchase Agent received from a Bond owner notice in writing advising of his/her intention to sell a certain quantity of Bonds subject to terms and conditions set forth in this Offer (the "Notice"). The Notice shall be duly signed by the Bond owner or by a person duly authorized by the Bond owner, and contain the following language:

"Hereby, ___________________ (given name, surname of the Bond owner who is a natural person; or the full corporate name of the Bond owner if it is a legal entity), assigned with INN (taxpayer identification number, if assigned) ____________, is advising of the intention to sell ________ (quantity of Bonds to be sold) interest-bearing documentary non-convertible series 03 bearer bonds issued by Joint-Stock Central Telecommunication Company with a nominal value of RUR1,000 (one thousand roubles) each, the bond issue state registration number 4-18-00194-A of August 1, 2003, according to terms and conditions set forth in the Public irrevocable offer of Joint-Stock Central Telecommunication Company, approved by the Board of Directors of JSC CenterTelecom on September 7, 2004, the Board meeting minutes #7 of September 7, 2004.

Name of a member of the securities market section of Private JSC MICEX, which on a commission and at the expense of the Bond owner will put a specific offer of sale of a certain number of the Bonds on the Purchase Date under the Offer in the trading system of the securities section of Private JSC MICEX: ______________________ *(for a Bond owner which is not a member of the securities market section of Private JSC MICEX).*

Notice given by a Bond owner – legal entity shall bear its seal (if existing).

The Notice can be submitted to the Bond Purchase Agent to Investment Division in person, through an authorized representative having a Power of Attorney, or by courrier service to the following address: 33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia

b) After the Notice was given by a Bond owner – a member of the securities market section of Private JSC MICEX, or a member of the securities market section acting on behalf and at the expense of a Bond owner which is not a member of the securities market section of Private JSC MICEX, on the Bond Purchase date

pursuant to the Offer, a specified sale offer (the "Sale Offer") to sell a specified number of the Bonds was filed with the trading system of the securities market section of Private JSC MICEX (hereinafter the "Section" and "MICEX" respectively) pursuant to the trading rules applicable for securities trading on MICEX and other internal documents of MICEX regulating the Section operations (the "Section Rules") addressed to the Bond Purchase Agent and quoting the price, defined in Par. 2 of this Offer, and T0 settlement code.

The Sale Offer shall be put from **11.00 till 13.00 local Moscow time on the Bond Purchase date under the Offer.** The quantity of bonds specified in the Sale Offer shall not exceed the quantity of bonds specified in the Notice.

An excerpt from trading statement compiled according to the relevant Annex to the Section Rules shall be deemed as satisfactory evidence of filing the Sale Offer pursuant to terms and conditions of the Bond Purchase.

If it is impossible to purchase Bonds on MICEX pursuant to this Offer due to MICEX reorganization or liquidation, or by requirements of applicable legislation, the Issuer shall appoint another arranger of trading on securities market through which the Bond sale-purchase deals shall be closed. Bond purchase in the latter case shall be performed pursuant to rules of procedure and internal regulations governing operations of such trading arranger on securities market.

If the trading arranger on the securities market closing bond sale-purchase deals is changed, the Issuer shall publish information about the new trading arranger on the securities market to effect closing of the Bond sale-purchase deals. The information shall contain the following:

- the full and abbreviated names of the trading arranger on securities market;
- its location;
- license data: license number, date of issue, issuing authority;
- arrangements of purchasing the Bonds.

The information disclosure shall be effected by the Issuer within the following timeline, starting from the date of passing a decision to replace the trading arranger on securities market for closing the Bond sale-purchase deals:

- in Interfax and AK&M newsline: not later than 1 day;
- posting on Internet page http://www.centertelecom.ru/index.html?d=64: not later than 3 days;
- in the Russian daily Izvestia: not later than 5 days,

but not later than 30 (thirty) days before the Bond Purchase Date set by the Board of Directors of the Issuer. The Issuer shall not be liable for performance of this Offer or held responsible for undue performance of its obligations toward the Bond owners not complying with terms and conditions hereof.

2. Purchase price of the Bonds

The purchase price of the Bonds is defined as the sum of the following two values:

1. 101.5% (one hundred and a half per cent) of the Bonds face value, and
2. accrued coupon income on the Bonds calculated at the purchasing date under the Offer according to the procedure set out in the Decision on the bond issue and Prospectus of Securities issue, approved by the Board of Directors of JSC CenterTelecom, Minutes #11 of June 18, 2003

3. Closing deals

The Bond purchase deals on terms and conditions of this Offer shall be conducted in the Section according to the Section Rules from **16.00 till 18.00 local Moscow time on the Purchase Date under this Offer** by submitting by the Bond Purchase Agent of specific Bond purchase bids matching Sale Offers put in accordance with Par. 1 hereof and remaining in the trading system of the Section by the time of closing the deal.

If Bonds are purchased under terms and conditions hereof, the Bonds shall be repaid in cash by bank remittances in the currency of the Russian Federation according to settlement rules of the securities market section of Private JSC MICEX.

4. No assignment of the right to claim

There shall be no assignment of the right to claim in respect of the deals made by acceptance of this Offer.

5. Arbitration clause

Any dispute and conflict arising in connection with this Offer and from deals made by acceptance hereof shall be resolved according to effective legislation of the Russian Federation.

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company
September 7, 2004

CENTER TELECOM

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer specifying its organizational and legal form: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information: ***http://www.centertelecom.ru/index.html?d=64;***

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's interest in which has changed: ***Private Joint-Stock Company InformCourrier-Svyaz, 12 Klenovy Boulevard, Moscow, 115470, Russia***

7. The issuer's interest in the charter capital of the organization before the change: ***6.2 (six and one fifth) per cent***

Percentage of the ordinary shares of the organization owned by the issuer before the change: ***6.2 (six and one fifth) per cent;***

8. The issuer's interest in the charter capital of the organization after the change: ***0 (zero) per cent***

Percentage of the ordinary shares of the organization owned by the issuer after the change: ***0 (zero) per cent***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***September 3, 2004***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: September 3, 2004 Seal